UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Ubitquity, LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
09/15/2015

Physical address of issuer
300 Delaware Avenue, Suite 210-A, Wilmington DE, USA 19801

Website of issuer
https://www.ubitquity.io/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

1

SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
 Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$750,000

Deadline to reach the target offering amount
June 7, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end

Total Assets	$144,300	$0
Cash & Cash Equivalents	$144,025	$0
Accounts Receivable	$0	$0
Short-term Debt	$565	$565
Long-term Debt	$0	$0
Revenues/Sales	$291,718	$0
Cost of Goods Sold	$99,550	$0
Taxes Paid	$1,770	$0
Net Income	$144,300	-$565

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
April 4, 2019

Ubitquity, LLC



UBITQUITY

Up to $750,000 of Crowd Notes

Ubitquity, LLC ("Ubitquity", the "Company," "we," "us", or "our"), is offering up to $750,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by June 7, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $1,300,000 under the Combined Offerings (the "Closing Amount") by June 7, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by May 31, 2019 will be permitted to increase their subscription amount at any time on or before June 7, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will accepted after May 31, 2019. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $750,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to May 31, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place

undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at https://www.ubitquity.io/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/ubitquity

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Ubitquity, LLC is a Delaware Limited Liability Company, formed on 09/15/2015.

The Company is located at 300 Delaware Avenue, Suite 210-A, Wilmington DE, USA, 19801.

The Company's website is https://www.ubitquity.io.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/ubitquity and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$750,000
Purchase price per Security	Determined in conjunction with a broker-dealer. Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	June 7, 2019
Use of proceeds	See the description of the use of proceeds on page 15 hereof.
Voting Rights	See the description of the voting rights on pages 11, 17, 19, and 20.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company's cash position is relatively weak. The Company currently has only $20,000 in cash balances as of March 27, 2019. This equates to 2 months of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on their business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The Company depends on a limited number of customers for a substantial majority of its revenue. If the Company fails to retain or expand its customer relationships or if its customers cancel or reduce their purchase commitments, its revenue could decline significantly. Currently, revenue is concentrated in 2 customers which are responsible for approximately 80% of all services sold and rendered. As a result of this customer concentration, the Company's revenue could fluctuate materially and could be materially and disproportionately impacted by purchasing decisions of its significant customer. In the future, any significant customer may alter their purchasing patterns at any time with limited notice, or may decide not to continue to purchase the Company's solutions at all, which could cause its revenue to decline materially and materially harm its financial condition and results of operations. If the Company is not able to diversify its customer base, it will continue to be susceptible to risks associated with customer concentration. Additionally, if the Company were to lose these clients, it could be harmed and may not be able to continue operations if they are not able to add additional clients to fill the loss.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company have not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from our pending applications. Finally, in addition to those who may claim priority, any patents that issue from our applications may also be challenged by their competitors on the basis that they are otherwise invalid or unenforceable.

The Company's success is dependent on market adoption of Blockchain technology for real estate and large asset recordings, a relatively unproven technology in existing industries. The market for Blockchain adoption is still nascent. The introduction of new Blockchain technologies, and a shifting regulatory environment could negatively impact the Company's ability to generate revenue. The company's ability to grow the business depends on country by country laws pertaining to the Blockchain industry and real estate and large asset recording companies and individuals using its services.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

We are subject to rapid technological change and dependence on new product development. Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Cyclical and seasonal fluctuations in the economy, in the US housing market, and in the global economy may have an effect on the Company. In particular, both cyclical and seasonal fluctuations US housing market may affect their business. The US housing market generally slows during the fall and winter months, and queries typically increase significantly in the spring and summer months of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its products and services. The sales process involves educating customers about the Company's products and services, participating in extended products and services evaluations and configuring the products and services to customer-specific needs. The length of the sales cycle, from initial contact with a customer to the execution of a purchase order, is generally 6 to 9 months. During the sales cycle, the Company may expend significant time and money on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

The Company has not yet formed a Board. Although the Company is not legally required to have a board to conduct operations, boards play a critical role in effective risk oversight. A board helps ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that a Board will be put in place.

An Officer of the Company, Nathan Wosnack, was recently named in litigation by a former contractor of Ubitquity in the state of Delaware. Ubitquity LLC is not named as a defendant in the suit. The plaintiff failed to properly serve and notify the Officer of the lawsuit, and proceeded without his knowledge, and the court issued a Notice of Failure To Serve Complaint on April 10, 2018. The Notice stated that "the court will dismiss this civil action for lack of prosecution" if the Plaintiff does not take action by April 10, 2019. The Plaintiff has not yet taken action as of April 3, 2019. As a result, neither the Officer nor the Company is currently party to a lawsuit. In addition, the Officer and the Company have stated that the lawsuit is frivolous, and that the plaintiff has no jurisdiction over the founder personally in the state of Delaware. There can be no guarantee that the plaintiff will not file an Alias Praecipe to continue the suit.

The Company is overdue on its 2017 tax filing, which could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalty and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, even if the Company has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition. The Company is applying for its ITIN and plans to file in the second week of April.

Risks Related to the Securities
The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration

under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $2,500,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20, or based on a $2,500,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $2,500,000 valuation cap, so you should not view the $2,500,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 41% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business

There has been little innovation in the way property is tracked and organized. It's still a time consuming, labor intensive process, and there's still a central point of failure that makes it all susceptible to fraud.

The Blockchain brings this into the twenty-first century.

The efficiencies found in the distributed ledger makes the process much more streamlined and efficient, plus adds an additional layer of fraud resistance.

Enter Ubitquity.
We help title companies, municipalities, and custom clients benefit from a clean record of ownership, thereby reducing future title search time, and increasing confidence and transparency.

We've created a functioning, easy to use enterprise-ready platform and API for inputting property information, including uploading and recording documents onto the blockchain.

We're Blockchain agnostic -- compatible with Ethereum, HyperLedger, PostChain, and others. Our platform can be applied to a spectrum of industries beyond real estate such as aviation title & escrow and hotel loyalty rewards. We offer a simple user experience for securely recording and tracking property with our Blockchain-as-a-Service (BaaS) blockchain platform, ecosystem, and API called unanimity℠.

Business Plan

What is UBITQUITY?

A Patent Pending API and BaaS unanimity℠ Platform (v2.1RC) that allows a client to input their data and store it on a blockchain of their choice. It also allows an accurate and secure audit of the records. It's scalable, secure, and turnkey.

What We Offer

BaaS Blockchain Platform

Our patent-pending platform and API is meant to be a parallel recording and tracking system to the current legacy paper one. When transactions occur, relevant information about the property is automatically recorded on a stack that is already interoperable with UTXO based blockchains. We use multiple permissioned and permissionless blockchains in an effort to remain fully blockchain-agnostic.

Business Model

We have a multi-channel business model, and revenue is derived from multiple sources. The first source of revenue comes from a pilot fee. This initial one-time fee covers the cost of deploying the platform to the customer's platform and doing any necessary modifications and customizations. Next, we charge the customer a quarterly maintenance fee which covers our cost of hosting and regular improvements to the existing codebase. Finally, for some customers (particularly those we expect will scale up) we charge either a per-seat user fee or a revenue capture percentage.

Use Cases
Breakthrough in Brazil

Besides being early movers in the real estate blockchain technology, Ubitquity cemented its position in the industry when it ran a pilot with Brazil's Real Estate Registry Office, called Cartório de Registro de Imóveis to improve on its land and property ownership recording process.

Brazil faces a high rate of corruption and fraud especially when it comes to land its titling system; the lack of property rights and a missing centralized system for land ownership records has made the system easy to be abused.

Ubitquity's pilot in Brazil added an extra layer of efficiency and confidence to the currently bloated system. In the region where Ubitquity conducted its pilot, real estate records could be compared to their counterparts on the Blockchain — an immutable record — and this check helps ensure to involved parties that the records are legitimate.

Planes in the Air, Records on the Blockchain

Ubitquity achieved another major milestone when it secured AIC Title Service as a client providing the company with a blockchain-based system for recording aircraft titles and registration documents for the aircraft company's Aircraft Closing Room.

AIC Title Service, based in Oklahoma City, is an industry leader in aircraft title search and escrow industry, facilitating aircraft registration documentation, lien clearance, escrow services, and title services. With the Ubitquity provided SaaS platform and API, AIC Title Service would ensure transparency and accuracy in its aircraft documentation and title recording process.

Increasing Transparency and Adding Efficiency to the Abstracting Process

Success and innovation don't end at simply developing its platform and API for enterprise use; the company recently extended its expertise to building an abstracting application called Appstract with Atlanta-based Coast to Coast Title, a title company. Appstract focuses on bringing innovation to the abstracting process in real estate deals while maintaining records on the Blockchain. The application aims to increase transparency as well as add efficiency to the abstracting process and will make use of Ubitquity-provided platform and API to store the information or records generated.

The Company's Products and/or Services

Product / Service	Description	Current Market
Ubitquity unanimity	Blockchain-as-a-Service (think: Software as a Service but with ecosystem) platform that helps integrate blockchain capabilities into applications without expensive infrastructure or cryptocurrency handling.	We have continued interest from firms across a variety of industries for this product: abstracting companies, title insurance, hotel industry, etc. For a list of successful integrations please visit https://medium.com/@ubitquity/titles-in-the-blockchain-era-ubitquity-client-case-study-7d606c2d61b9
Ubitquity API	Application Programming Interface (API) which acts as a layer between existing databases or datasets and the blockchain of choice (agnostic). Can be licensed for integration into existing software stacks.	We are aggressively marketing this as a low-maintenance software integration option, and have received interest from a number of firms with existing property management or property closing room companies in need of a blockchain recordation solutions.

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Our client focus is on enterprise real estate organizations (title) and government organizations. We've had success with the aviation title business and we intend to explore that opportunity further. We have also launched a blockchain powered lien alert platform and are aggressively trying to solicit customers.

Intellectual Property
The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
88088563	Providing software as a service (SaaS) services featuring software for the real estate	ONE BLOCK AT A TIME	August 22, 2018	January 15, 2019	United States

	industry that uses blockchain technology to securely record and track title and property information; Providing on-line non-downloadable software for use in the real estate industry that uses blockchain technology to securely record and track title and property information.				
1855688	Blockchain software for real estate record keeping, performing real estate title searches, tracking and recording real estate title, deeds and property, and uploading, downloading and searching documents related thereto. (1) Software as a service (SaaS) provider in the field of blockchain software for real estate record keeping; Software as a service (SaaS) provider in the field of blockchain software for tracking and recording real estate title, deeds and property, and for the upload, download and search of documents related thereto; Software as a service (SaaS) provider in the field of blockchain software for real estate title searches. 2) Provision of a website in the field of blockchain software, real estate, real estate title searches, and the tracking and recording of real estate titles, deeds and property.	ONE BLOCK AT A TIME	2017-09-01	2018-12-06	Canada
1855687	Blockchain software for real estate record keeping, performing real estate title searches, tracking and recording real estate title, deeds and property, and uploading, downloading and searching documents related thereto. (1) Software as a service (SaaS) provider in the field of blockchain software for real estate record keeping; Software as a service (SaaS) provider in the field of blockchain software for tracking and recording real estate title, deeds and property, and for the upload, download and search of documents related thereto; Software as a service (SaaS) provider in the field of blockchain software for real estate title searches.	UBITQUIT Y	2017-09-01	2018-12-06	Canada

	2) Provision of a website in the field of blockchain software, real estate, real estate title searches, and the tracking and recording of real estate titles, deeds and property.				

Provisional Patent Applications

The Company has filed the following provisional patent applications. The filing of a provisional patent application in no way guarantees that the patent will be issued.

Application or Registration #	Title	File Date	Country/Orga nization
62728024	REALTIME API TO ALLOW FOR SECURELY RECORDING, TRACKING AND TRANSFERRING DEEDS WITH A SaaS (Software-as-a-Service) BLOCKCHAIN AGNOSTIC PLATFORM	September 6 2018	United States

Litigation

Nathan Wosnack is being sued by a former contractor of Ubitquity in the state of Delaware. This is lawsuit totals $5,000 USD. Ubitquity LLC is not named in the suit. Ubitquity's attorney has prepared a response to this case and will be moving to dismiss it for the following reasons:

- The contractor was dismissed for non-performance. He was given a number of opportunities to improve his performance.
- The agreement was between Ubitquity and Markunas not Mr. Wosnack and Mr. Markunas.
- The contractor has no jurisdiction over Nathan Wosnack personally in the state of Delaware.
- The contractor failed to properly serve and notify Mr. Wosnack of the lawsuit, and proceeded without Mr. Wosnack's knowledge, causing an erroneous default judgement.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 11.50% of the proceeds, or $28,750, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.83% of the proceeds, or $66,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Staff Salary	30%	30%	30%
Improvements to Codebase	30%	30%	30%
Professional Services	10%	10%	10%
Travel to Conferences + Conference Sponsorship	15%	15%	15%
General Expenses	5%	5%	5%
Marketing	10%	10%	10%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Nathan Wosnack	CEO (September 2015 - Present)	Ubitquity, CEO (September 2015 - Present) Responsible for leading the development and execution of Ubitquity's long term strategy with a view to creating shareholder value. The CEO's leadership role also entails being ultimately responsible for all day-to-day management decisions and for implementing our long and short term plans. CEO acts as a direct liaison between management of our company and communicates to the Board on behalf of management. Communicates shareholders, employees, Government authorities, other stakeholders and the public on behalf of Ubitquity LLC.
Sam Reynolds	COO (March 2018 - Present)	Ubitquity, COO (March 2018 - Present) Key responsibilities: ● Day to day operations of the company ● Assisting CEO in tasks ● Administrative and technical duties Experience: ● Former market analyst at International Data Corporation (IDC) ● Former marketing manager at GIGABYTE Technology (IT equipment manufacturer) ● Former technology journalist

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees located in British Columbia and Ontario Canada.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Member Units	8,500	Yes	N/A	100%	
Option Pool	1,500	N/A	If exercised	0%	

The Company has the following debt outstanding:
None.

Ownership
A majority of the Company is owned by a few individuals. Those individuals are

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Nathan D. Wosnack	Common Units	41.00%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Ubitquity, LLC ("the Company") is a Limited Liability Company organized under the laws of Delaware. The Company provides software services to real estate title insurance companies.

The Company is subject to customary risks and uncertainties with development of new technology including, but not limited to, new technological innovations, protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $20,000 in cash on hand as of March 27, 2019, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years: None.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20 to the price in the qualified equity financing, subject to a $2,500,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $2,500,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 6.00%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $250,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

What it means to be a minority holder
As an investor in Crowd Notes of the Company, you do not have any rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Upon conversion into shares of the Company, investors in the Crowd Notes would hold minority equity interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust

controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

None.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and

- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Nathan Wosnack
(Signature)

Nathan Wosnack
(Name)

principal executive officer, principal financial officer, principal accounting officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Nathan Wosnack
(Signature)

Nathan Wosnack
(Name)

principal executive officer, principal financial officer, principal accounting officer
(Title)

April 4, 2019
(Date)

Instructions.

- The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
- The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

UBITQUITY, LLC.

Reviewed Financial Statements for The Years Ended December 31, 2018 and 2017

April 1, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Ubitquity, LLC
Tampa, FL

We have reviewed the accompanying financial statements of Ubitquity, LLC (a limited liability company), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 1, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

UBITQUITY, LLC
BALANCE SHEET
DECEMBER 31, 2018 AND 2017

_____

	2018	**2017**
ASSETS		
CURRENT ASSETS		
Cash	$ 144,025	$ -
TOTAL CURRENT ASSETS	144,025	-
NON-CURRENT ASSETS		
Intangible Assets	275	-
TOTAL NON-CURRENT ASSETS	275	-
TOTAL ASSETS	144,300	-
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	565	565
TOTAL CURRENT LIABILITIES	565	565
TOTAL LIABILITIES	565	565
MEMBERS' EQUITY		
Member's Equity	143,735	(565)
TOTAL MEMBERS' EQUITY	143,735	(565)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 144,300	$ -

UBITQUITY, LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	**2017**
Operating Income		
Revenue	$ 291,718	$ -
Cost of Goods Sold	99,550	-
Gross Profit	192,168	-
Operating Expense		
Contracted Labor	17,200	-
Travel Expense	13,512	-
General & Administrative	10,537	-
Professional Services	4,850	-
Dues and Subscriptions	-	565
	46,098	565
Net Income from Operations	146,070	(565)
Other Income (Expense)		
Taxes & Licenses	(1,770)	-
Net Income	$ 144,300	$ (565)

UBITQUITY, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

Cash Flows From Operating Activities				
Net Income (Loss) For The Period	$	144,300	$	(565)
Accounts Payable		-		565
Net Cash Flows From Operating Activities		144,300		-
Cash Flows From Investing Activities				
Intangeble Assets		(275)		-
Net Cash Flows From Investing Activities		(275)		-
Cash at Beginning of Period		-		-
Net Increase (Decrease) In Cash		144,025		-
Cash at End of Period	$	144,025	$	-

UBITQUITY, LLC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Beginning Equity	$ (565)	$ -
Net Income	144,300	(565)
Ending equity	$ 143,735	$ (565)

Reviewed- See accompanying notes.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Ubitquity, LLC ("the Company") is a Limited Liability Company organized under the laws of Delaware. The Company provides software services to real estate title insurance companies.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties with development of new technology including, but not limited to, new technological innovations, protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. No significant estimates were used in the preparation of these financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Intangible Asset

The company has elected, for the time being, to not amortize this asset since it does not meet its capitalization requirement.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. As such, net income and certain other tax attributes are reported by the Company's members on their individual tax returns. The Company's federal income tax filings for 2016, 2017, and 2018 will remain subject to review by the US internal Revenue Service for three years from the due date of the return or the date on which it was filed, whichever is later.

The Company is subject to franchise tax filing requirements in the State of Delaware. The Company's tax filings in the State of Delaware for 2017, and 2018 remain subject to review by that State until 2021, and 2022, respectively.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. This guidance was effective in the first annual period ended after December 15, 2016, and interim periods thereafter, for public entities. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for public entities and no later than for annual reporting periods beginning after December 15, 2019, and interim period within fiscal years beginning after December 15, 2019 for non-public entities.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted.

NOTE C- MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the liability of the members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE D- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 1, 2019, the date that the financial statements were available to be issued.

EXHIBIT C
PDF of SI Website



Invest in Ubitquity

Enterprise-Ready Blockchain-Secured Platform for Real Estate Recordkeeping

Edit Profile

$1,000
Minimum

$2,500,000
Valuation cap

Crowd Note
Security Type

INVEST

Time Left **57d : 10h : 54m**

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Ubitquity is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Ubitquity without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

PROFILE MENU

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Financial Discussion
Market Landscape
Data Room
0 comments
FAQs
SeedInvest

Company Highlights

- During 2018 the company generated over $290,000 and was profitable with over $140,000 in Net Income (unaudited)
- Secured contracts with companies such as AIC Title and Coast to Coast Title
- Marina Reznik of Atlantic Sotheby's International Realty, recorded a recent purchase transaction onto the Bitcoin blockchain using the Company's technology
- Advisors include Avi Spelman, a large real estate landlord, and Dr. Michael Frank, Professor of Computer Science at MIT
- Notable press from publications including Forbes, Reuters, and CoinJournal

Fundraise Highlights

- Total Round Size: US $750,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $2,500,000
- Target Minimum Raise Amount: US $250,000
- Offering Type: Side by Side Offering

Enterprise-Ready Blockchain-Secured Platform for Real Estate Recordkeeping

There has been little innovation in the way property is tracked and organized. It's still a time consuming, labor intensive process, and there's still a central point of failure that makes it all susceptible to fraud.

The Blockchain brings this into the twenty-first century.

The efficiencies found in the distributed ledger makes the process much more streamlined and efficient, plus adds an additional layer of fraud resistance.

Enter Ubitquity.

We help title companies, municipalities, and custom clients benefit from a clean record of ownership, thereby reducing future title search time, and increasing confidence and transparency.

We've created a functioning, easy to use enterprise-ready platform and API for inputting property information, including uploading and recording documents onto the blockchain.

We're Blockchain agnostic -- compatible with Ethereum, HyperLedger, PostChain, and others. Our platform can be applied to a spectrum of industries beyond real estate such as aviation title & escrow and hotel loyalty rewards. We offer a simple user experience for securely recording and tracking property with our Blockchain-as-a-Service (BaaS) blockchain platform, ecosystem, and API called unanimity℠.

Pitch Deck



0 comments

‹ ›

FAQs

SeedInvest

Product & Service

What is UBITQUITY?

A Patent Pending API and BaaS unanimity℠ Platform (v2.1RC) that allows a client to input their data and store it on a blockchain of their choice. It also allows an accurate and secure audit of the records. It's scalable, secure, and turnkey.

What We Offer

BaaS Blockchain Platform

Our patent-pending platform and API is meant to be a parallel recording and tracking system to the current legacy paper one. When transactions occur, relevant information about the property is automatically recorded on a stack that is already interoperable with UTXO based blockchains. We use multiple permissioned and permissionless blockchains in an effort to remain fully blockchain-agnostic.

Business Model

We have a multi-channel business model, and revenue is derived from multiple sources. The first source of revenue comes from a pilot fee. This initial one-time fee covers the cost of deploying the platform to the customer's platform and doing any necessary modifications and customizations. Next, we charge the customer a quarterly maintenance fee which covers our cost of hosting and regular improvements to the existing codebase. Finally, for some customers (particularly those we expect will scale up) we charge either a per-seat user fee or a revenue capture percentage.

Use Cases

Breakthrough in Brazil

Besides being early movers in the real estate blockchain technology, Ubitquity cemented its position in the industry when it ran a pilot with Brazil's Real Estate Registry Office, called Cartório de Registro de Imóveis to improve on its land and property ownership recording process.

Brazil faces a high rate of corruption and fraud especially when it comes to land its titling system; the lack of property rights and a missing centralized system for land ownership records has made the system easy to be abused.

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Financial Discussion
Market Landscape
Data Room
0 comments
FAQs
SeedInvest

Ubitquity's pilot in Brazil added an extra layer of efficiency and confidence to the currently bloated system. In the region where Ubitquity conducted its pilot, real estate records could be compared to their counterparts on the Blockchain — an immutable record — and this check helps ensure to involved parties that the records are legitimate.

Planes in the Air, Records on the Blockchain

Ubitquity achieved another major milestone when it secured AIC Title Service as a client providing the company with a blockchain-based system for recording aircraft titles and registration documents for the aircraft company's Aircraft Closing Room.

AIC Title Service, based in Oklahoma City, is an industry leader in aircraft title search and escrow industry, facilitating aircraft registration documentation, lien clearance, escrow services, and title services. With the Ubitquity provided SaaS platform and API, AIC Title Service would ensure transparency and accuracy in its aircraft documentation and title recording process.

Increasing Transparency and Adding Efficiency to the Abstracting Process

Success and innovation don't end at simply developing its platform and API for enterprise use; the company recently extended its expertise to building an abstracting application called Appstract with Atlanta-based Coast to Coast Title, a title company. Appstract focuses on bringing innovation to the abstracting process in real estate deals while maintaining records on the Blockchain. The application aims to increase transparency as well as add efficiency to the abstracting process and will make use of Ubitquity-provided platform and API to store the information or records generated.









Media Mentions

Team Story

Ubitquity started out in 2015, as iNation. Founder and CEO Nathan Wosnack was researching non-financial uses of the Blockchain, and colleagues of his inspired him to narrow down the focus to real estate since they believed it had the biggest promise of disrupting centuries-old industries.

In March 2016 Ubitquity built its first MVP - Minimal Viable Product. In June of that year, Ubitquity did its first property ownership transfer from Marina Reznik, REALTOR at Atlantic Sothebys International onto the blockchain June 30, 2016.

From there momentum grew and the team expanded. In 2017, Avi Spielman joined as advisor after writing his Master's Thesis at MIT Center For Real Estate (CRE) Blockchain: Digitally Rebuilding the Real Estate Industry in which Ubitquity was cited. Avi joined Nathan on stage at a panel at the National Association of REALTORS (NAR) convention in November 2017.

In 2018, with bootstrapped revenue coming in from Ubitquity's first major client, AIC Title, the company added its first full-time employee: Sam, the COO. In addition, it expanded its sales team with the addition of Darcy, and added another advisor, Wes Williams, to the advisory board.

PROFILE MENU

Founders and Officers

Highlights

Overview

Product & Service

The Team

Q&A with Founder

Term Sheet

Investor Perks

Financial Discussion

Market Landscape

Data Room



Nathan Wosnack
FOUNDER & CEO

Nathan is an entrepreneur, futurist, and pioneer in crypto-currencies since 2009. He has mentions in Reuters, CoinTelegraph, PanAm Post, The Wall Street Journal, and many other news outlets. Nathan is on the North American Advisory Board for Cryptor Trust Inc, Futurist Advisory Board - Lifeboat Foundation, and most recently as Advisory Board member for PropTech LATAM (Latin American) Summit. He is Founder & CEO of Ubitquity LLC, an enterprise-ready blockchain secured platform for real estate record keeping, and co-founder of Equibit Group; a company building a decentralized securities network powered by blockchain technology.

💬 0 comments

❓ FAQs **Key Team Members**

✉ SeedInvest



Sam Tannian Reynolds

COO



Darcy Van Orden

US Business Development

PROFILE MENU

Highlights

Overview

Product & Service

The Team

Q&A with Founder

Term Sheet

Investor Perks

Financial Discussion

Market Landscape



Sebastian Opałczyńsk

Contractor - Back End Development

Notable Advisors & Investors

Data Room

0 comments

FAQs

SeedInvest



Wesley Williams, Esq.

Advisor, Industry Advisor



Avi Spielmen

Advisor, Advisor

PROFILE MENU

Q&A with the Founder

Q: Please detail the current stage of your product/platform development.

Ubitquity: We have created a stable release candidate that has been successfully deployed to two clients. Ideally, with investment, we would like to create a turnkey solution that allows for rapid if not automated deployment.

Q: Please describe your typical customer/user profile.

Ubitquity:

Our client focus is on enterprise real estate organizations (title) and government organizations. We've had success with the aviation title business and we intend to explore that opportunity further. We have also launched a blockchain powered lien alert platform and are aggressively trying to solicit customers.

Q: Please detail your barriers to entry.

Ubitquity: Education. The biggest challenge will be educating the industry as a whole about this technology. Blockchain technology is complex and utilizes very esoteric terminology which will not be understood by most laypersons. Real estate also has its own terminology which most real estate professionals understand but likewise not understood by most laypeople.

Educating the real estate community, as well as state legislators on the benefits of blockchain will go a long way in building the trust required to obtain mass adoption of the technology. We plan to write professional training material with our advisor Wesley Williams, ESQ., and other staff which will help bridge the educational gap with title companies and government clients, opening us to another form of secondary income.

At present, recordation onto a blockchain does not provide the requisite constructive notice without first recording it at the county recorder's office. Thus, in order to obtain the benefits of blockchain, state recording statutes will need to be revised in order to provide legal protections.

Q: Please detail your competitive advantages.

Ubitquity:

1. A patent-pending platform and API that has been successfully deployed to title companies
2. A sound legal structure. We are a traditional LLC (compared to our contemporaries in the blockchain industry); as we have never engaged in a SAFT (Simple Agreement For Tokens), ICO (Initial Coin Offering), or any other sort of questionable fundraising scheme that could sound alarms for regulators.
3. Parallel recording platform that isn't trying to reinvent the wheel and replace existing vendors. Easy integration and deployment with RESTful API with the proper data sets allowing us to integrate into almost all companies via API without the burden of expensive infrastructure/Operating Expenses.
4. Early to market. We launched our MVP (Minimal Viable Product) in March 2016, and successfully completed the first property ownership transfer in June 2016.
5. An integration cost and fee schedule that has been proven and accepted by the industry. Other blockchain companies do not appear to have a strong fee schedule/pricing in place that the market has determined is fair.

Q: Please detail your product/platform and its key use cases.

Ubitquity:

We offer a simple user experience for securely recording and tracking property with our Software-as-a-Service (SaaS) blockchain platform.

We help title companies, governments/municipalities, custom clients (custom software development), and resellers benefit from a clean record of ownership, thereby reducing future title search time, and increasing confidence/transparency. We've created a fully functioning, easy to use enterprise-ready platform an API (Application Programming Interface) for inputting property information, including uploading and recording documents onto the blockchain.

Use Cases:

- Errors in public records

Humans make mistakes, the blockchain doesn't. Ubitquity utilizes the secure cryptographic ledger to ensure the security of your documents and assets.

- Unknown liens

Foggy record keeping can mean liens being placed on your property if prior owners were not the most meticulous bill payers. By tracking the chain of custody, Ubitquity can prevent these time-consuming mix ups.

- Illegal deeds

By creating a clear chain of verifiable legitimacy, companies using the Ubitquity platform can be sure the details of documents are accurate and verifiable.

- Missing heirs

When a person dies, the ownership of his home may fall to their heirs or those named within a will. However, those heirs are sometimes missing or unknown at the time of death. Other times, family members may contest the will for their own property rights. These scenarios - which can happen long after you have purchased the property - could affect your rights to the property.

- Forgeries

Malicious actors can pollute property records with false claims and documents. The Ubitquity platform can provide superior authentication and proof of history which cannot be forged thanks to the cryptographic nature of the blockchain and through the relationships with our connections in the financial and title industry.

- Repairs and maintenance history, major system upgrades and warranties

A record of upgrades and warranties on vacant homes bought or sold with a 'special warranty deed' such as a Trust/Estate or from a Lienholder via foreclosure will help an asset hold its value.

- Property Ownership Transfers

This was successfully completed as its first property ownership transfer recording in the world in June 2016 by Marina Reznik (REALTOR® at Atlantic Sotheby's International) of Ubitquity LLC.

Read more answers from the founder

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Financial Discussion
Market Landscape
Data Room
0 comments
FAQs
SeedInvest
PROFILE MENU

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Financial Discussion
Market Landscape
Data Room
0 comments
FAQs
SeedInvest

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $750,000
Minimum investment:	US $1,000
Target Minimum:	US $250,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $2,500,000
Interest rate:	6.0%
Note term:	24 months

Additional Terms

Closing conditions:	While Ubitquity has set an overall target minimum of US $250,000 for the round, Ubitquity must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Ubitquity's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

PROFILE MENU

Highlights

Overview

Product & Service

The Team

Q&A with Founder

Term Sheet

Investor Perks

Financial Discussion

Market Landscape

Data Room

If Minimum Amount Is Raised



- General Expenses
- Travel to conferences + Conference sponsorship
- Professional Services (Accounting, Lawyer)
- Improvements to codebase
- Staff Salary

💬 0 comments

⑦ FAQs

✉ SeedInvest

Investor Perks

$25,000 - 15% discount on future services.

$50,000 - BaaS access fees waived for 1 year and dedicated case study (with our research partner) written + shared on social media.

$100,000 - Round-trip business class travel to a US city of your choice, 2 nights in a 5-star hotel, dinner with CEO/COO. Also includes an invitation to annual updates (dinners, calls, etc.) with the Ubitquity senior management team.

$150,000 - All the perks of the $100,000 and $50,000 tier, plus we highlight your company's case study at a Blockchain related conference in 2019.

$500,000 – Restricted IP licensing. Subject to prior discussion and agreement with Ubitquity.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Financial Discussion

Operations

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Ubitquity, LLC ("the Company") is a Limited Liability Company organized under the laws of Delaware. The Company provides software services to real estate title insurance companies.

The Company is subject to customary risks and uncertainties with development of new technology including, but not limited to, new technological innovations, protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Highlights

Overview

Liquidity and Capital Resources

Product & Service

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $20,000 in cash on hand as of March 27, 2019, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Team

Q&A with Founder

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Term Sheet

Capital Expenditures and Other Obligations

Investor Perks

The Company does not intend to make any material capital expenditures in the future.

Financial Discussion

Market Landscape

Market Landscape

Data Room

💬 0 comments

❓ FAQs

✉ SeedInvest



This chart reflects management's current views of market size from 2016-2022 and is meant for illustrative purposes. It does not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. We expect the bulk of the growth to occur from 2020-2022 as the Blockchain market matures and legislators push forward laws to recognize smart contracts.

The Blockchain real estate software market exists as a niche, or subset, of the broader market for real estate software. This is because Blockchain will usually act as a licensed interface layer (i.e. API) within existing real estate software suites, as Blockchain is only advantageous if it doesn't increase the workflow of users. That being said, there are circumstances where a dedicated app would make sense for use cases such as title insurance.

In order to calculate the market size, we used two data points: one was from Goldman Sachs' research on transaction cost savings thanks to the Blockchain (case study 3 in "Profiles in Innovation: Blockchain"), and consultancy TechNavio's market sizing of the broader real estate software market.

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Financial Discussion
Market Landscape
Data Room
0 comments
FAQs
SeedInvest

Before Blockchain becomes mainstream in the real estate industry a lot has to change, but we are seeing positive steps in the right direction. Generally speaking, for property conveyance on Blockchain to become legally recognized in the United States, state legislatures will need to amend the laws to allow for legal protection for bona fide purchaser/bona fide encumbrancer recordation. In addition, smart contracts will need to be seen as legally valid as their 'plain' counterparts. Given our conversations with County Recorder offices across the US, we estimate that there will be a big push in this direction in early 2020 and this is reflected in our sizing.

Even before this legal recognition takes place, we believe that the Blockchain has plenty of utility for things such as parallel recording and adding efficiencies to the title insurance process. Some of our competitors are quite active in this space. This is why the market value does not begin at 0 in 2016-2017.

Risks and Disclosures

The Company's cash position is relatively weak. The Company currently has only $20,000 in cash balances as of March 27, 2019. This equates to 2 months of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on their business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The Company depends on a limited number of customers for a substantial majority of its revenue. If the Company fails to retain or expand its customer relationships or if its customers cancel or reduce their purchase commitments, its revenue could decline significantly. Currently, revenue is concentrated in 2 customers which are responsible for approximately 80% of all services sold and rendered. As a result of this customer concentration, the Company's revenue could fluctuate materially and could be materially and disproportionately impacted by purchasing decisions of its significant customer. In the future, any significant customer may alter their purchasing patterns at any time with limited notice, or may decide not to continue to purchase the Company's solutions at all, which could cause its revenue to decline materially and materially harm its financial condition and results of operations. If the Company is not able to diversify its customer base, it will continue to be susceptible to risks associated with customer concentration. Additionally, if the Company were to lose these clients, it could be harmed and may not be able to continue operations if they are not able to add additional clients to fill the loss.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company have not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from our pending applications. Finally, in addition to those who may claim priority, any patents that issue from our applications may also be challenged by their competitors on the basis that they are otherwise invalid or unenforceable.

The Company's success is dependent on market adoption of Blockchain technology for real estate and large asset recordings, a relatively unproven technology in existing industries. The market for Blockchain adoption is still nascent. The introduction of new Blockchain technologies, and a shifting regulatory environment could negatively impact the Company's ability to generate revenue. The company's ability to grow the business depends on country by country laws pertaining to the Blockchain industry and real estate and large asset recording companies and individuals using its services.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

We are subject to rapid technological change and dependence on new product development. Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Cyclical and seasonal fluctuations in the economy, in the US housing market, and in the global economy may have an effect on the Company. In particular, both cyclical and seasonal fluctuations US housing market may affect their business. The US housing market generally slows during the fall and winter months, and queries typically increase significantly in the spring and summer months of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its products and services. The sales process involves educating customers about the Company's products and services, participating in extended products and services evaluations and configuring the products and services to customer-specific needs. The length of the sales cycle, from initial contact with a customer to the execution of a purchase order, is generally 6 to 9 months. During the sales cycle, the Company may expend significant time and money on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

The Company has not yet formed a Board. Although the Company is not legally required to have a board to conduct operations, boards play a critical role in effective risk oversight. A board helps ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that a Board will be put in place.

An Officer of the Company, Nathan Wosnack, was recently named in litigation by a former contractor of Ubitquity in the state of Delaware. Ubitquity LLC is not named as a defendant in the suit. The plaintiff failed to properly serve and notify the Officer of the lawsuit, and proceeded without his knowledge, and the court issued a Notice of Failure To Serve Complaint on April 10, 2018. The Notice stated that the court will dismiss this civil action for lack of prosecution" by April 10, 2019 if the Plaintiff does not take action. The Plaintiff has not yet taken action as of April 3, 2019. As a result, neither the Officer nor the Company is currently party to a lawsuit. In addition, the Officer and the Company have stated that the lawsuit is frivolous, and that the plaintiff has no jurisdiction over the founder personally in the state of Delaware. There can be no guarantee that the plaintiff will not file an Alias Praecipe to continue the suit.

The Company is overdue on its 2017 tax filing, which could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalty and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, even if the Company has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition. The Company is applying for its ITIN and plans to file in the second week of April.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Financial Discussion
Market Landscape
Data Room
0 comments
FAQs
SeedInvest

Data Room

NAME

Pitch Deck and Overview (1 file)

Financials (1 file)

Miscellaneous (3 files)

Join the Conversation

Be the first to post a comment or question about .

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

Say something here...

POST

Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?

A Side by Side offering refers to a deal that is raising capital under two offering types.

This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

PROFILE MENU

Highlights

Overview

Product & Service

The Team

Q&A with Founder

Term Sheet

Investor Perks

Financial Discussion

Market Landscape

Data Room

0 comments

FAQs

SeedInvest

What is a Form C?

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Ubitquity

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Ubitquity. Once Ubitquity accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Ubitquity in exchange for your securities. At that point, you will be a proud owner in Ubitquity.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number

2. Employment and employer information

3. Net worth and income information

4. Social Security Number or passport

5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Ubitquity has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include

PROFILE MENU

information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Ubitquity does not plan to list these securities on a national exchange or another secondary market. At some point Ubitquity may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Ubitquity either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Highlights

Overview

Product & Service

The Team

Q&A with Founder

Term Sheet

Investor Perks

Financial Discussion

Market Landscape

Data Room

0 comments

FAQs

SeedInvest

Edit your campaign

Other General Questions

What is this page about?

This is Ubitquity's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Ubitquity's Form C. The Form C includes important details about Ubitquity's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

PROFILE MENU

EXHIBIT D

Investor Deck



UBITQUITY

THE ENTERPRISE READY BLOCKCHAIN-SECURED
PLATFORM FOR REAL ESTATE RECORDKEEPING

DISCLAIMER

This presentation contains offering materials prepared solely by Ubitquity without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

What is UBITQUITY?

A *Patent Pending* API (Application Programming Interface) and SaaS Platform, unanimity (v2.1RC), that allows a client to input his or her data and store it on the blockchain. It also allows an accurate audit of all the records. Blockchain is used to ensure the authenticity of information related to:

1. Ownership
2. Ownership history
3. Transfer records

Our Platform



Current System

Paper based, siloed & centralized Land transfer process is...

- Labor-intensive
- Error-prone
- Open to fraud

Resulting in...

- Costly reconciliation processes
- Long transfer times
- High insurance costs
- A central point of failure
- Loss of trust in the property system

UBITQUITY System



Real Estate Title Industry

Blockchain Land transfer process is…

- Straightforward
- Trustworthy

Resulting in…

↳ Permanent, auditable records
↳ Shortened transfer times
↳ Reduced insurance costs
↳ Fewer reconciliations & rectifications
↳ A strong property record system
↳ Timestamped, Distributed, Encrypted, Permanent asset record storage

Goldman Sachs Estimates[1] for blockchain potential:

$2-4 Billion

in cost savings in the US.

Real Estate Title Industry



Claim loss Reduction 75% or

550 Million

Real Estate Title Industry

PROOF OF CONCEPT & PILOTS

- Small-scale pilot completed in Brazilian municipalities of Pelotas and Morro Redondo, State of Rio Grande do Sul

Relationships

- Bitland Global
- Blockchain@UBC (*University of British Columbia*)
- Priority Title & Escrow

Clients

- AIC Title Service LLC
- Brazil land records/notary
- Coast to Coast Title
- Fort Galt - a start-up community for entrepreneurs
- Global software companies whitelabeling API

VARs (Value Added Resellers)

- *Hong Kong-based real estate private reseller*
- Chain Solutions SpA (Santiago Chile)



GOAL

To have an immutable record of a land ownership history for all parties involved as an authentic and accurate information ledger used by companies in many industries and municipalities worldwide.

How it Works…

The User is able to verify contract authenticity with or without an API. However, the storage and full access is available only through an API. This is because we store records publicly (on the blockchain) and only the fingerprints of particular form fields (using a cryptographic hash function). It means one can, without the API, verify IF someone owns a property, but not WHO owns it.

Full access to non-encrypted data is possible only through the API to ensure privacy protection.



Unanimity℠ Platform Features

- The *Patent Pending Ubitquity* API utilizes blockchain and off-blockchain data storage

- API sandbox included for any and all project testing requirements

- The blockchain back-end enables users to ensure the authenticity of information related to the land in question, in particular its current ownership, and all the historical transactions

- The non-encrypted metadata regarding transactions, among others contents of all the formulas, are stored in a centralized database

- Structure of the database intentionally doesn't make use of relations to enable easy switch to decentralized storage (such as BitTorrent network, StorJ, Filecoin, etc.), in case it will be required by the customer

Core Features

- Blockchain agnostic

- Supports Bitcoin, Ethereum, Hyperledger, Multichain, Postchain

- Timestamped, distributed, encrypted, permanent asset record storage

- Digital title creation and transfer

Business Model

- Software integration consulting fee

- Premium SaaS (Software-as-a-Service)

- Subscriptions for title insurance companies and counties/municipalities

- Fee for adding and updating documents

The System

The API was developed in Python programming language, utilizing Django REST framework, as well as web3.py interface for interacting with the Ethereum blockchain and ecosystem. Apart from these and other Python-related requirements two additional applications must be installed in target system, namely:

- The solc Solidity compiler (*used to compile smart contract before they are signed and send*)
- Geth or equivalent interface for running a full-ethereum node (*since contract has to be signed using private key, for security purposes external services such as Infura do not provide this functionality*)

Our Platform






contract token {
mapping (addr
public coinBalanceOf
event CoinTran
sender, address rece:
function token (uint
if supply (sup
10000;
coinBalanceOf[
supply;
}
}
signature 1
signature 2

- A smart contract is designed to make a contract elastic, in essence no interference in it is required to store additional data – all the required changes can be done by performing standard changes in API, requiring no specialized blockchain-related knowledge

Our Platform

Managed Solutions

Optimize your existing resources with UBITQUITY Managed Solutions. We'll help make your organization more than simply "blockchain ready".

Cloud Services

Cloud-based blockchain "data hashes" and data management on our platform, infrastructure plans with decentralization via IPFS & StorJ. Amazon AWS support is coming soon.

Consulting Services

We'll take an assessment of unique needs and challenges to create a roadmap that aligns company goals with blockchain technology and build an execution plan.

Professional Services

Consulting, system integration, and development for "all things blockchain" and smart contracts to align with existing technology.

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Use of Funds

Use of Funds

- Runway
- Development of a rapidly deployable version of our platform to reduce CAC
- Expanding our data services offerings
- Hiring a new sales associate
- Conference sponsorship to further build our brand



Use of Funds Breakdown

Research & Development
15.0%

Marketing
5.0%

Overhead
5.0%

Conferences
10.0%

Salaries
30.0%

Product Development
35.0%

15.0%

30.0%

35.0%

10.0%

Our People



NATHAN WOSNACK
(Founder, CEO)

- Serial entrepreneur with 15 years experience
- Cryptocurrency early adopter (2009)
- Bitcoin community leader
- Helped raise $3 million USD total for crypto company in 2017 (Equibit Group)



SAM TANNIAN
(COO)

- General Manager
- Prior experience in PC hardware industry and IT sector analysis



AVI SPIELMAN
(Advisory)

- MIT (CRE) graduate with an award-winning (Govan Entrepreneurship Award) master thesis on the impact of blockchain technology on real estate
- President of Joon Properties, an American real estate development company

Team

- Nathan D. Wosnack
  (Founder & CEO)

- Sam Tannian-Reynolds
  (COO)

- Sebastian Opałczyński
  (Backend Lead Development)

- Darcy Van Orden
  (US Business Development, West Coast)

- Vadim Zaripov
  (Product Designer)

Advisors

- Joe Lamontagne
  (CEO @ Priority Title & Escrow)

- Wesley Williams, Esq.
  (Attorney, 25+ year title industry veteran)

- Avi Spielman
  (President, Joon Properties)

- Blake Anderson
  (Cryptographic Economist)

- Patrick Dugan
  (Early Crypto Adopter, OMNI Foundation)

EXHIBIT E
Video Transcript

Exhibit E: Video Transcript

Introduction to Ubitquity LLC
https://www.youtube.com/watch?v=zd48DlpTYqc

Titles show what we own, but the way we keep track of titles hasn't changed much over the past few centuries. It still relies on a paper trail and single source authentication. A title is proof of ownership. Because we rely on titles so much it's ripe for fraud. Enter Ubitquity. Ubitquity provides an API that sits between your existing title recording, management, or other databases and the blockchain. It offers a system of parallel recording to the blockchain while not increasing your existing workflow. In fact it works with it. With Ubitquity's Unanimity platform, each property transaction is stored in the blockchain as a hash. All the corresponding documents are included in hashes that are tied to it. It can be sent to other parties too. All documentation pertaining to a transaction are stored on the blockchain, in a secure and immutable fashion. A record of ownership and modifications is also created. The data itself is stored on a platform such as IPFS, Storij, or Amazon aws. If the client requests it, Ubitquity can also provide a UI/UX that's fully customizable. Ubitquity's Unanimity platform is flexible and is designed to meet the needs of your business. We're Blockchain agnostic and totally customizable. Our platform has been successfully deployed, or integrated into existing product stacks across a number of industries. For example, government record recordation and record keeping, real estate, aviation title insurance, and escrow and the abstracting process. Ubitquity has a tried and true platform and has never done an ICO. For more information on our platform, or to find out how we can help your business, contact us today.